EXHIBIT 23.1

Consent of KPMG LLP

The Employee Welfare Benefits Plan Committee of

FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76214) on Form S-8 of FMC Technologies, Inc. of our report dated June 16, 2003, with respect to the statements of net assets available for benefits of FMC Technologies, Inc. Savings and Investment Plan, as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and for the period September 28, 2001 (date of inception) to December 31, 2001, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Annual Report on
Form 11-K of FMC Technologies, Inc. Savings and Investment Plan.

/s/ KPMG LLP

Chicago, Illinois

June 27, 2003